Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Secures Multi-Year Eight-Figure Contract Renewal for its ACE Platform

TEL AVIV, Israel – May 7th, 2025 − RADCOM Ltd. (Nasdaq: RDCM) announced today a multi-year, eight-figure contract renewal with a leading North American telecom operator. This contract renewal and expansion increase the scope of RADCOM’s intelligent assurance services for the operator’s network, enhancing performance optimization and ensuring exceptional service quality.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “will,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued relationship with the North American telecom operator, the delivery of its services and the benefits thereof, as well as the expected consideration under the agreement, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.